Exhibit 1.01
The KEYW Holding Corporation

Conflict Minerals Report

For The Year Ended December 31, 2016

This Conflict Minerals Report (the “Report”) of The KEYW Holding Corporation (“KEYW” or the “Company”) for the year ended December 31, 2016 (the “Reporting Period”) is provided to comply with Rule 13p-1 (the “Rule”) issued pursuant to the Securities Exchange Act of 1934. The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to Conflict Minerals (as defined below) as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Act”). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products may contain Conflict Minerals which are necessary to the functionality or production of a product manufactured by the company or contracted by the company to be manufactured, or whose manufactured products may be from recycled or scrap sources.

Form SD defines “Conflict Minerals,” as “(i) [c]olumbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin and tungsten, unless the Secretary of State determines that additional derivatives are financing conflict in the [Covered Countries]; or (ii) [a]ny other mineral or its derivatives determined by the Secretary of State to be financing conflict in the [Covered Countries].” Form SD defines conflict minerals from recycled or scrap sources “if they are from recycled metals, which are reclaimed end-user or post-consumer products, or scrap processed metals created during product manufacturing” and includes “excess, obsolete, defective, and scrap metal materials that contain refined or processed metals that are appropriate to recycle in the production of tin, tantalum, tungsten and/or gold,” and does not include “[m]inerals partially processed, unprocessed, or a bi- product from another ore.”

KEYW fully supports the goals and objectives of the “Act”, which aims to prevent the use of Conflict Minerals that directly or indirectly finance or benefit armed groups in the Democratic Republic of the Congo (“DRC”) or adjoining countries (including Angola, Burundi, Central African Republic, Republic of Congo, Uganda, Rwanda, South Sudan, Tanzania, and Zambia; and collectively the “Covered Countries”).
KEYW conducted an analysis of the products that it manufactured and components that it acquired for integration into KEYW products during the Reporting Period and found that certain Conflict Minerals are necessary to the functionality or production of some of its products. This Report describes the process undertaken by KEYW for identifying Conflict Minerals necessary to the functionality or production of these products, as well as KEYW’s country of origin inquiry and additional due diligence measures as to the source and chain of custody of these Conflict Minerals. As required, the foregoing information and KEYW’s full Conflict Minerals Policy is available at the following internet website: http://investors.keywcorp.com/governance.cfm under “Governance Documents”. The content on any website (or accessible through any website) referred to in this Report is not incorporated by reference into this Report unless expressly noted.

1.	Company Overview.

KEYW is a highly specialized provider of mission-critical cybersecurity, cyber superiority and geospatial intelligence solutions to US Government defense, intelligence and security agencies and commercial enterprises. The Company provides a full range of engineering services, cybersecurity and analytic products, and fully integrated platforms that support the entire intelligence process, including collection, processing, analysis and impact. KEYW assists its customers in achieving cyber superiority and positions them to rapidly observe, respond to, and prevent threat events.
KEYW’s goal is to provide high quality, innovative solutions in support of our customers’ intelligence and national security missions. KEYW is committed to improving its performance in every aspect of it business. Every KEYW employee is responsible for ensuring that the products and services KEYW provides are of the highest quality, reflect current advances in technology, and meet the customers’ most exacting standards. To ensure these standards are met the Company collaborates with its customers and stakeholders to achieve a shared vison of quality and performance standards. The Company is diligent to understand customer requirements and maintain responsiveness to dynamic mission needs.
KEYW’s use of Conflict Minerals are in metallic form and includes substrates, or metal deposited as a thin layer on the surface of an insulating circuit board. The metals end up in finished printed circuit boards and wire and electronic components sold by KEYW. All substrates are purchased from third party suppliers. Although these boards or components can be found in several of KEYW’s products (specialized printed circuit boards and handheld radio frequency detectors), KEYW believes that only trace amounts of Conflict Minerals can be found in the products.

As a company whose products are highly complex, KEYW is aware of the nature of the materials supplied to KEYW for use in its products, but KEYW must nonetheless rely on direct suppliers to provide information on the origin of Conflict Minerals contained in components and materials supplied to KEYW, including sources of Conflict Minerals that are supplied to such direct suppliers from lower tier suppliers. In most instances, KEYW is not privy to, and often is several levels removed from, the entities that mine the Conflict Minerals. As an example, KEYW does not purchase raw ore or unrefined Conflict Minerals but instead buys parts that may already contain Conflict Minerals. KEYW therefore does not typically have a direct relationship with Conflict Minerals smelters and refiners and does not perform or direct, or can perform or direct audits of these entities within KEYW’s supply chain.

2.	Reasonable Country of Origin Inquiry.

As required by Form SD, KEYW has conducted a good faith reasonable country of origin inquiry (“RCOI”) regarding the Conflict Minerals included in its products during the Reporting Period to determine whether any of such Conflict Minerals originated in the Covered Countries and whether any of such Conflict Minerals may be from recycled or scrap sources. Prior to and during the Reporting Period, KEYW’s Conflict Minerals Committee (the “Committee”) led by KEYW’s Compliance Director and consisting of other key KEYW personnel, identified products that KEYW purchases for integration into KEYW end products in which a Conflict Mineral was known to be used or may be contained within. The Committee also identified suppliers of these components and parts (the “Suppliers”).

Additionally, KEYW created a Vendor Certification Form to collect information from the Company’s Suppliers. The Vendor Certification Form consisted of questions about sourcing of materials and required each Supplier to (1) identify all of the smelters used to supply any Conflict Minerals contained in materials or products supplied by such supplier, (2) whether any smelters are in one of the Covered Countries, and (3) the source country of Conflict Minerals used by each of the smelters. The Committee reviewed the completed Vendor Certification Forms to determine whether the information appeared to be complete and correct.

KEYW received responses from the majority of the Suppliers the Company solicited for Vendor Certification Forms. However, not all Suppliers provided a fully complete Vendor Certification Form. KEYW requested that the Suppliers that did not fully complete a Vendor Certification Form, or whose Vendor Certification Form was determined incomplete or inconsistent, to complete the Vendor Certification Form in follow-up communications, and KEYW provided guidance to any Suppliers who appeared to be unfamiliar with the Vendor Certification From and/or the questions being asked

Even after multiple follow-up communications, some Suppliers did not return a completed Vendor Certification Form. Accordingly, the level of detail and completeness provided in the responses varied considerably.

KEYW understands that often suppliers of products and materials are reliant upon information provided by their own suppliers. Additionally, many suppliers may still be unfamiliar with the Rule, especially if they are not subject to the Rule themselves.

Ultimately, KEYW analyzed the information that the Suppliers provided to make a determination as to which products contain Conflict Minerals.

3.	Conflict Minerals Due Diligence Process.

KEYW’s Conflict Minerals due diligence measures have been designed to conform in all material respects with the framework in the Organization for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the “OECD Guidance”) and the related Supplements for gold and for tin, tantalum and tungsten, and are summarized below.

(a)	Establish Strong Company Management Systems.

KEYW plans to continue to establish strong company management systems through the development of policies, processes, and awareness in corporate management that flows down through KEYW’s sectors. KEYW’s systems will include creating a firm statement on the Company’s position on the use of conflict minerals and the continued reliance on the KEYW Conflict Minerals Committee.

KEYW’s Position on the Use of Conflict Minerals

KEYW has adopted the following Conflict Minerals Statement:

KEYW is committed to conducting its business activities in accordance with the highest legal and ethical standards. This commitment is reflected in the Company’s Code of Business Conduct, which is provided on KEYW’s website, corporate intranet, and is updated from time to time to conform with changes to laws, regulations, and industry standards. Thus, the Company is committed to sourcing materials from suppliers that share KEYW values, and KEYW expects suppliers to also comply with applicable legislation and regulations related to ethical sourcing of materials in an effort to prevent contributing to human rights abuses.

The legislation and regulation applicable to ethical sourcing include section 1502 of the Dodd- Frank Wall Street Reform and Consumer Protection Act. Relatedly, the U.S. Securities and Exchange Commission (SEC) approved a final rule regarding the sourcing of Conflict Minerals from Covered Countries. Under the rule, publicly traded companies must annually report to the SEC, beginning on May 31, 2014, the presence of Conflict Minerals originating from Covered Countries in the products they manufacture or contract to manufacture if the Contract Minerals are necessary for the functionality or production of a product, and whether such Conflict Minerals may be sourced from recycled or scrap materials.

KEYW is engaged in creating a comprehensive process to meet the obligations, including taking steps to increase the Company’s supply chain due diligence measures and internal controls for Conflict Minerals. KEYW is creating due diligence techniques based on the industry and on internal research that will continue to assess whether materials KEYW purchases contain Conflict Minerals. Where appropriate, KEYW plans to collect sourcing information through industry standard formats.

Concerns regarding KEYW’s Conflict Minerals process, statements, and/or policy or any potential violations may be reported through KEYW’s Compliance Helpline.

The Conflict Minerals Committee.
KEYW established a cross-functional Conflict Minerals Committee (the “Committee”) to administer efforts to support the goals and objectives of the Act. The Committee consists of the Chief Financial Officer, General Counsel, Director of Ethics & Compliance, and Vice President of Corporate Contracts and Purchasing.
The Committee is responsible for identifying and assessing risks in the supply chain as well as designing and implementing company-planned strategies to reduce the risks in the future:

•	Suppliers. The Committee consults with KEYW personnel and departments as necessary to make recommendations on the use of Suppliers; updates, sends, and reviews the Vendor Certification Forms; and reviews the actions of the KEYW Purchasing Department staff that are responsible for Supplier management.

•	Products. The Committee reviews KEYW’s products and production processes to identify any necessary potential Conflict Minerals.

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Recordkeeping. The Committee provides the KEYW Purchasing Department with updated Vendor Certification Forms and directs the Purchasing Department to send them to KEYW Suppliers. Among other things, the Vendor Certification Form includes clauses where the Supplier certifies the following:

1.	Supplier has not provided nor will it provide any Conflict Minerals from Covered Countries to KEYW; or

2.	Supplier has provided Conflict Minerals from Covered Countries to KEYW and has determined that the Conflict Minerals originate from a recycler or scrap supplier; or

3.	Supplier has provided Conflict Minerals from Covered Countries to KEYW.

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Information Gathering. If a Supplier certifies that it has provided Conflict Minerals from Covered Countries, the Supplier is required to identify the Conflict Minerals and their origin, or the Supplier must state that it does not know the origin. The Committee analyzes and tracks Supplier responses, submits follow-up requests as necessary, and maintains updated records and Vendor Certification Forms.

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Contractual Measures. KEYW, upon the recommendation of the Committee, has adopted a Conflict Minerals provision for purchase orders and agreements with Suppliers. Among other things, the provision requires compliance with the Act and requires the Supplier to complete Vendor Certification Forms.

(b)	Identify and Assess Risk in the Supply Chain.

KEYW continues to assess the Company’s supply chain to reduce the likelihood that the Conflict Minerals used in KEYW’s products could benefit armed groups in the Covered Countries. The Vendor Certification Form is the primary method of identifying risks in the supply chain. KEYW also commits to work with Suppliers to develop greater supply chain transparency.

(c)	Design and Implement a Strategy to Respond to Identified Risks.

In situations where a Supplier has disclosed the existence or potential existence of Conflict Minerals that were sourced from the Covered Countries in components or parts sold to KEYW, KEYW commits to engage with the Supplier to understand Supplier’s procurement practices. KEYW will also work with the Supplier to attempt to reduce the likelihood that future materials will contain Conflict Minerals sourced from Covered Countries. This communication and process of transparency works in a cyclical fashion, and over time helps to reduce the chance that KEYW’s products contain Conflict Minerals sourced from Covered Countries. Additionally, KEYW will be better positioned to evaluate the circumstances affecting such Supplier and KEYW’s action plans regarding future materials sourcing will continue to evolve in a positive and ethical direction.

To move forward effectively, KEYW plans to (1) set expectations for Suppliers for compliance with the regulations and (2) remain engaged with Suppliers throughout the supply chain process.

Setting Expectations for Suppliers

KEYW is committed to working with the Company’s Suppliers to determine whether the materials KEYW purchases from them for incorporation into KEYW end products contain Conflict Minerals from a Covered Country. KEYW expects Suppliers that report the use of Conflict Minerals sources from Covered Countries to confirm that the use of such minerals does not directly or indirectly finance or benefit armed groups, and to comply with the SEC reporting requirements.

Additionally, as KEYW continues to work with Suppliers, KEYW expects the following of its

Suppliers:

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The Suppliers will make best efforts to supply KEYW with “DRC Conflict Free” materials (as defined in the Act), and the Suppliers who are currently not supplying KEYW with DRC Conflict Free materials will make best efforts to obtain materials that are DRC Conflict Free, with assistance from KEYW if needed.

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The Suppliers will adopt their own corporate policy on Conflict Minerals that is consistent with KEYW’s policy, implement management systems to support compliance with their policy, and require their own suppliers to take the same steps.

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The Suppliers will develop supply chain due diligence and provide responses to KEYW in a timely manner, working to the best of their ability to provide current and accurate information, as well as updating that information to ensure continuing conformity.

Remaining Engaged with Suppliers

In conformity with the OECD requirement to strengthen engagement with suppliers, management will continue to engage KEYW’s Suppliers, asking that they complete a Vendor Certification Form on an annual basis, and KEYW will provide additional information, such as, updated Vendor Certification Forms or directives regarding the Act as necessary. Follow-up on these communications depends upon the nature and extent of the information received from Suppliers. This communicative and transparent process will allow management to better understand the supply chains of KEYW Suppliers and the level of knowledge Suppliers have of their own supply chains. Management believes this open communication process will help improve the quality of the responses. The information that the Committee gathers will be used to create a database of Suppliers and information regarding their own supply chains. This will increase accountability and the quality of the materials that KEYW receives, thereby ensuring that KEYW continues to avoid producing end products that contain Conflict Minerals sourced from Covered Countries.

(d)	Audit of Third-Party Suppliers in KEYW’s Supply Chain (if necessary).

KEYW typically relies on third-party assurances and certifications, especially where Suppliers are candid and complete in their responses to Vendor Certification Forms. However, KEYW reserves the right to audit or investigate Supplier’s Vendor Certification Forms, or request Vendor Certification Forms along Supplier’s supply chain. If determined necessary by the Committee, KEYW will also rely on an independent audit to assess whether KEYW’s due diligence framework is in conformity with the OECD framework, whether KEYW’s description of due diligence measurers are consistent with its Report, as well as to assess the Vendor Certification Form and make recommendations on how KEYW can better mitigate or eliminate risk along the supply chain, if necessary.

(e)	Report on Supply Chain Due Diligence.

This Report is publicly available at http://investors.keywcorp.com and meets the OECD recommendation to report annually.

4.	Conflict Minerals Diligence Results.

As described, KEYW relies largely on Suppliers to provide information on the origin of the Conflict Minerals contained in components and materials supplied to KEYW, as well as to provide information on the sources of Conflict Minerals that are supplied to Suppliers from lower tier suppliers along their supply chains. To gather this information, KEYW uses the Vendor Certification Form combined with follow-up and continued communications with Suppliers, and in some cases points along Suppliers’ supply chain.

Based on this process, KEYW determined that small portions of tin, titanium, tungsten, and gold were included in products received from KEYW Suppliers during the Reporting Period. Additionally, KEYW determined that a portion of the tin, titanium, tungsten, and gold included in its products during the Reporting Period was sourced from The Democratic Republic of the Congo.

Suppliers did not always identify all the sources of the small portions of tin, titanium, tungsten, and gold in their products. There is a possibility that some of these Conflict Minerals were sourced in Covered Countries. Additionally, some of KEYW’s Suppliers were unable to identify the sources from third party suppliers or the smelters that were used in the processing of the materials. This gap in information is due primarily to the quality and/or quantity of the information received from some Suppliers and the trace amount of known Conflict Minerals that may be present in the products provided by its Suppliers. Also, although KEYW received a response from all the Suppliers from which the Company solicited Vendor Certification Forms, the quality of the responses varied, making KEYW hesitant to depend fully on some of the responses. Of course, KEYW expects the quality of the information the Company gathers to continue to improve over time as Suppliers become more familiar with the process.

KEYW’s use of the Conflict Minerals from Covered Countries are in metallic form and include substrates, or metal deposited as a thin layer on the surface of an insulating circuit board. The substrates end up in finished printed circuit boards and wire and electronic components sold by KEYW. All substrates are purchased from third party suppliers. However, the Conflict Minerals that KEYW purchased during the Reporting Period only accounted for about $15,000.00 in materials that KEYW ordered from Suppliers - a fraction of KEYW’s expenditures on components and materials.

As described in KEYW’s Conflict Minerals Statement, the Committee, working with KEYW management personnel, intends to engage Suppliers to continue the flow of information between KEYW and Suppliers, as well as to assist Suppliers, where necessary, in finding an alternative source of materials that are not sourced in Covered Countries.

5.	Future Steps.

KEYW will continue to take steps to improve the Company’s policies and processes in compliance with the Act, with the goal to complete avoid producing products that contain Conflict Minerals sourced from Covered Countries including the following:

◦	Include a Conflict Minerals provision in new or renewed Supplier contracts.

◦
Communicate with Suppliers on a regular basis to educate Suppliers or direct them to training resources on this topic. KEYW believes this will eventually increase the response rate on Vendor Certification Forms and improve the content of those responses, as well as create a more informed Supplier base.

◦	Work with KEYW Suppliers that are supplying KEYW with Conflict Minerals from sources that support conflict in a Covered Country to establish alternative sources in keeping with the spirit of the Act.

◦	Attempt to determine where Suppliers obtain their supplies and ensure that third-party suppliers are not sourcing Conflict Minerals from Covered Countries.

◦	Continue to become educated as a company on best practices in this area.

◦	Maintain an informed and strong Conflict Minerals Committee.

◦	Maintain conformity with the OECD framework of due diligence.